July 16, 2024

Michael J. Gilfeather
President and Chief Executive Officer
Orange County Bancorp, Inc.
212 Dolson Avenue
Middletown, New York 10940

        Re: Orange County Bancorp, Inc.
            Registration Statement on Form S-3
            Filed July 12, 2024
            File No. 333-280793
Dear Michael J. Gilfeather:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Benjamin M. Azoff